Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-177140
January 15, 2013

CONAGRA FOODS, INC.
Pricing Term Sheet

	1.300% Senior Notes due 2016	1.900% Senior Notes due 2018	3.200% Senior Notes due 2023	4.650% Senior Notes due 2043
Issuer:	ConAgra Foods, Inc.

Size:	$750,000,000	$1,000,000,000	$1,225,000,000	$1,000,000,000

Maturity:	January 25, 2016	January 25, 2018	January 25, 2023	January 25, 2043

Coupon (Interest Rate):	1.300%	1.900%	3.200%	4.650%

Yield to Maturity:	1.315%	1.900%	3.229%	4.659%

Spread to Benchmark Treasury:	+ 95 bps	+ 115 bps	+ 140 bps	+165 bps

Benchmark Treasury:	UST 0.375% due January 15, 2016	UST 0.750% due December 31, 2017	UST 1.625% due November 15, 2022	UST 2.750% due August 15, 2042

Benchmark Treasury Yield:	0.365%	0.750%	1.829%	3.009%

Interest Payment Dates:	January 25 and July 25 commencing July 25, 2013	January 25 and July 25 commencing July 25, 2013	January 25 and July 25 commencing July 25, 2013	January 25 and July 25 commencing July 25, 2013

Make-Whole Call:	T + 15 bps	T + 20 bps	T + 25 bps	T + 25 bps

Par Call:	-	-	On or after October 25, 2022	On or after July 25, 2042

Price to Public:	99.956%	100.000%	99.754%	99.855%

Trade Date:	January 15, 2013	January 15, 2013	January 15, 2013	January 15, 2013

Settlement Date:	January 25, 2013	January 25, 2013	January 25, 2013	January 25, 2013

CUSIP:	205887 BP6	205887 BQ4	205887 BR2	205887 BS0

Ratings*:	Baa2 (negative outlook) by Moody’s Investor Services, Inc. BBB- (stable outlook) by Standard & Poor’s Ratings Services BBB- (stable outlook) by Fitch Ratings

Use of Proceeds:

ConAgra Foods expects to receive net proceeds (after deducting underwriting discounts, but before estimated offering expenses) of $3,944,494,000 from this offering.  It intends to use the net proceeds from this offering, to fund, in part, its pending acquisition of Ralcorp Holdings, Inc.

Joint Book-Running Managers:	RBS Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc.	Wells Fargo Securities, LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated BNP Paribas Securities Corp.	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Wells Fargo Securities, LLC Mitsubishi UFJ Securities (USA), Inc.	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc.

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement (as supplemented) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or J.P. Morgan Securities LLC collect at (212) 834-4533.

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